

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 7, 2006

Mr. William N. Plamondon, III
Chief Executive Officer
American Technologies Group, Inc.
P.O. Box 90,
Monrovia, California 91016

**RE: Form 10-KSB for the year ended July 31, 2005**
**Form 10-QSB for the quarter ended April 30, 2006**
**File No. 0-23268**

Dear Mr. Plamondon:

We have reviewed your response letter dated July 17, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

FORM 10-KSB FOR THE YEAR ENDED JULY 31, 2005

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basic and Diluted Income (Loss) Per Share, page 9

2.  We note your response to prior comment 3.  For each period presented, please also disclose the number of contingently issuable shares of common stock that are not included in your computation of diluted EPS.  Refer to paragraph 40(c) of SFAS 128.

FORM 10-QSB FOR THE QUARTER ENDED APRIL 30, 2006

General

3.  Please address the above comments in your interim filings as well.

Note 9 – Convertible Debentures and Other Notes Payable, page 10

4.  We note your response to prior comment 4.  It is not clear how your calculation complies with the guidance of EITF 98-5 and EITF 00-27.  Specifically, we remind you that paragraph 5 of EITF 00-27 requires you to first allocate the proceeds received in a financing transaction to the convertible instrument and any other detachable instruments including warrants on a relative fair value basis.  It does not appear that you have performed this allocation.  Please provide us with a detailed explanation as to how your calculation complies with paragraphs 5 through 7 of EITF 00-27.  It appears that you provided one calculation which combines the Laurus and Gryphon financings together; please provide these calculations separately for each financing transaction.

5.  We note your response to prior comments 6 and 7.  In note 10 you state that on December 5, 2005 you effected a one for three hundred reverse stock split of your issued and outstanding shares of common stock, $.001 par value.  You also state that all references to the financial statements and notes for financial statements, numbers of shares and share amounts have been retroactively restated to reflect the reverse split.  This appears to indicate that your financial statements for the quarter ended October 31, 2005, which include your earnings per share amounts, reflect the stock split that occurred in December 2005.  It remains unclear why you did not reflect the options with exercise prices below par value in your calculation of basic earnings per share.  Please revise your financial statements for the quarter ended October 31, 2005 to properly reflect all options with exercise prices below par value in connection in your calculation of basic earnings per share. We remind you that when you file your restated Form 10-QSB you should appropriately address the following:

- full compliance with APB 20, paragraphs 36 and 37,
- fully update all affected portions of the document, including MD&A,
- updated Item 3. disclosures should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it;
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
  - changes to internal controls over financial reporting, and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

  Refer to Items 307 and 308(c) of Regulation S-B.
- updated certifications.

You should also consider the need to file an Item 4.02 Form 8-K.

Laurus Financings, page 10

6. We remind you that in your response to comment 2 in your letter dated February 24, 2006 you provided proposed disclosure related to the Laurus Financing. Specifically, you agreed to disclose that you have granted Laurus a security interest in substantially all of your assets. You also agreed to disclose the impact on your financial statements if your obligations are deemed to be in default as well as the impact the default would have on your other shareholders. It does not appear that you have provided this disclosure. Please provide this disclosure, or tell us where this disclosure is located.

Item 2.  Management's Discussion and Analysis

Comparison of the Nine Months Ended April 30, 2006 to the Nine Months Ended April 30, 2005

Results of Operations

Interest Expense, page 19

7. Please clarify which line item on your statements of operations includes the consulting fee of $6,900,000. If it is not included in operating income, please tell us how you determined it was appropriate to exclude these amounts from your calculation and presentation of operating income.

Item 3.  Controls and Procedures, page 23

8. You state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the

time periods specified in the rules and forms of the Securities and Exchange Commission.  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.   Please also confirm to us that your disclosure controls and procedures were effective as of April 30, 2005, July 31, 2005, and October 31, 2005 when evaluating based on the complete definition of disclosure controls and procedures.

<u>FORM 8-K FILED ON MAY 1, 2006</u>

9.  Given that the purchase price of Whitco Company exceeds your total assets reported as of July 31, 2005, it appears that you are required to provide financial statements of Whitco Company and corresponding pro forma financial information pursuant to Item 9.01 of the Form 8-K.  Please amend your Form 8-K, or tell us how you determined the financial statements and pro forma financial information were not required.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief